UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G


               Under the Securities and Exchange Act of 1934


                      American Retirement Corporation
           -----------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                   --------------------------------------
                       (Title of Class of Securities)

                                028913-10-1
                         --------------------------
                               (CUSIP Number)

                              January 11, 2001
                 -----------------------------------------
           Date of Event Which Requires Filing of this Statement

          Check the appropriate box to designate the rule pursuant
                      to which this Schedule is filed:

            / / Rule 13d-1(b) /X/Rule 13d-1(c) / / Rule 13d-1(d)

1   NAME OF REPORTING PERSON

        LB/HRC Bond Investors LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               262,500<F1>

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             262,500<F1>

                 8  SHARED DISPOSITIVE POWER

                        -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        262,500<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.5%

12  TYPE OF REPORTING PERSON

        OO


---------------------
[FN]
1 This represents $6,300,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

1   NAME OF REPORTING PERSON

        LB/HRC Bond Investors II LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               546,833<F1>

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             546,833<F1>

                 8  SHARED DISPOSITIVE POWER

                        -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        546,833<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        3.1%

12  TYPE OF REPORTING PERSON

        OO


---------------------
[FN]
1 This represents $13,124,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

1   NAME OF REPORTING PERSON

        LB Bond Investors LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           262,500<F1>

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                 8  SHARED DISPOSITIVE POWER

                        262,500<F1>

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        262,500<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.5%

12  TYPE OF REPORTING PERSON

        OO


---------------------
[FN]
1 This represents $6,300,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

1   NAME OF REPORTING PERSON

        LB Bond Investors II LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           546,833<F1>

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                 8  SHARED DISPOSITIVE POWER

                        546,833<F1>

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        546,833<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        3.1%

12  TYPE OF REPORTING PERSON

        OO


---------------------
[FN]
1 This represents $13,124,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

1   NAME OF REPORTING PERSON

        PAMI LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           809,333<F1>

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                 8  SHARED DISPOSITIVE POWER

                        809,333<F1>

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        809,333<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        4.5%

12  TYPE OF REPORTING PERSON

        OO


---------------------
[FN]
1 This represents $19,424,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

1   NAME OF REPORTING PERSON

        Property Asset Management Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           809,333<F1>

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                 8  SHARED DISPOSITIVE POWER

                        809,333<F1>

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        809,333<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        4.5%

12  TYPE OF REPORTING PERSON

        CO


---------------------
[FN]
1 This represents $19,424,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

1   NAME OF REPORTING PERSON

        Lehman ALI Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           809,333<F1>

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                 8  SHARED DISPOSITIVE POWER

                        809,333<F1>

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        809,333<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        4.5%

12  TYPE OF REPORTING PERSON

        CO


---------------------
[FN]
1 This represents $19,424,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

1   NAME OF REPORTING PERSON

        Lehman Brothers Holdings Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           920,166<F1>

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                 8  SHARED DISPOSITIVE POWER

                        920,166<F1>

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        920,166<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.1%

12  TYPE OF REPORTING PERSON

        CO


---------------------
[FN]
1 This represents $22,084,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

1   NAME OF REPORTING PERSON

        Lehman Brothers Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               110,833<F1>

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             110,833<F1>

                 8  SHARED DISPOSITIVE POWER

                        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        110,833<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0.6%

12  TYPE OF REPORTING PERSON

        BD


---------------------
[FN]
1 This represents $2,660,000 worth of 5 3/4% convertible subordinated debentures due 2002 with a conversion price of $24.00 per share.

Background
----------

During 2000, (i) LB/HRC Bond Investors LLC, a joint venture between HRC Bond Investors LLC (an Oregon limited liability company) ("HRC Bond Investors LLC") and LB Bond Investors LLC, and (ii) LB/HRC Bond Investors II LLC, a joint venture between HRC Bond Investors LLC and LB Bond Investors II LLC, purchased convertible subordinated debentures of the issuer, American Retirement Corporation (the "ACR Bonds").

The persons filing this Schedule 13G disclaim the existence of a group pursuant to Rule 13d-5 with HRC Bond Investors LLC, and any or all of its members: Daniel R. Baty, William E. Colson, Norman L. Brenden, Patrick F. Kennedy, Thilo D. Best and Holiday Retirement Corp., an Oregon corporation (collectively, with HRC Bond Investors LLC, the "HRC Investors").

On January 11, 2001 Holiday Retirement Corp. purchased shares of Common Stock of the Issuer that would, if the HRC Investors and the Filing Persons were deemed to be a group, result in the deemed beneficial ownership by such group of more than 5% of the Common Stock of the Issuer.

The information in this filing with respect to the HRC Investors is, to the best of the Filing Persons' knowledge, accurate. The HRC Investors have filed, or will shortly file, a Schedule 13D or Schedule 13G with respect to their ownership of securities of the Issuer and reference is made to the more detailed information contained therein, and in any amendments to such Schedules that may be filed in the future.

Item 1.

(a)  NAME OF ISSUER:   American Retirement Corporation

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        111 Westwood Place, Suite 402
        Brentwood, TN   37027

Item 2.

(a, b, c) NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP OF
          PERSONS FILING (the "Filing Persons"):

          The principal place of business of all of the filing persons is: c/o Lehman Brothers Holdings Inc., 3 World Financial Center, 12th Floor, New York, NY 10285:

          (i) LB/HRC Bond Investors LLC, a Delaware limited liability company.

          (ii) LB/HRC Bond Investors II LLC, a Delaware limited liability company.

          (iii) LB Bond Investors I LLC, a Delaware limited liability company.

          (iv) LB Bond Investors II LLC, a Delaware limited liability company.

          (v)    PAMI LLC, a Delaware limited liability company.

          (vi)   Property Asset Management Inc., a Delaware corporation.

          (vii)  Lehman ALI Inc., a Delaware corporation.

          (viii) Lehman Brothers Holdings Inc., a Delaware corporation.

          (ix)  Lehman Brothers Inc., a Delaware corporation.

(d)       TITLE OF CLASS OF SECURITIES:  Common Stock, par value $.01 per share ("Common Stock")

(e)       CUSIP NUMBER:  028913-10-1


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A: Not
               Applicable

Item 4.        OWNERSHIP:

               See responses to Items 5, 6, 7, 8, 9, and 11 of the Cover Pages. Note that shares of the Issuer's Common Stock are obtainable upon conversion of convertible bonds held by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC.

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               See Exhibit A.

Item 9.        NOTICES OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10.       CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                                  January 22, 2001

                                       LB/HRC Bond Investors LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       LB/HRC Bond Investors II LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       LB Bond Investors LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       LB Bond Investors II LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       PAMI LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       Property Asset Management Inc.


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       Lehman ALI Inc.


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       Lehman Brothers Holdings Inc.


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       Lehman Brothers Inc.


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory

                                 Exhibit A

                   IDENTIFICATION OF MEMBERS OF THE GROUP

LB/HRC Bond Investors LLC
LB/HRC Bond Investors II LLC
LB Bond Investors LLC
LB Bond Investors II LLC
PAMI, LLC
Property Asset Management Inc.
Lehman ALI Inc.
Lehman Brothers Holding Inc.
Lehman Brothers Inc.
HRC Bond Investors LLC
Daniel R. Baty, a U.S. citizen
William E. Colson, a U.S. citizen
Norman L. Brenden, a U.S. citizen
Patrick F. Kennedy, a U.S. citizen
Thilo D. Best, a U.S. citizen
Holiday Retirement Corp., an Oregon corporation

The above entities (the "Entities") may be deemed to be a group pursuant to Rule 13d-5, although such status as a group is disclaimed by the Filing Persons.

LB Bond Investors LLC has a 90% membership interest in LB/HRC Bond Investors LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

LB Bond Investors II LLC has a 90% membership interest in LB/HRC Bond Investors II LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

Both LB Bond Investors LLC and LB Bond Investors II LLC are wholly owned by PAMI LLC.

PAMI LLC is wholly owned by Property Asset Management Inc.; Property Asset Management Inc. is 99.75% owned by Lehman ALI Inc, and Lehman ALI Inc. is wholly owned by Lehman Brothers Holdings Inc., a publicly held corporation.

Lehman Brothers Inc. is wholly owned by Lehman Brothers Holdings Inc.

To the best of the Filing Persons' knowledge, the control of HRC Bond Investors is as follows: Daniel R. Baty has a 50% membership interest in HRC Bond Investors LLC, is the managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining membership interests in HRC Bond Investors LLC are held as follows: William E. Colson (5%); Norman L. Brenden (5%); Patrick F. Kennedy (2.5%); Thilo D. Best (4%); and Holiday Retirement Corp. (33.5%). More detail regarding the HRC Investors can be found in a Schedule 13D or Schedule 13G filing by such persons made or to be made on or about the date of this filing.

To the best of the Filing Persons' knowledge, in addition to any beneficial ownership interest that the HRC Investors, or any of them, may have in the ACR Bonds (and the shares of Common Stock obtainable upon conversion thereof) owned of record by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, the members of the HRC Investors are beneficial owners of shares of Common Stock of the Issuer as follows: Daniel R. Baty, 2000 shares; William E. Colson, 137,500 shares, and Holiday Retirement Corp., 151,100 shares. More detail as to ownership of securities of the Issuer by the HRC Investors can be found in a Schedule 13D or Schedule 13G filing by such persons made or to be made on or about the date of this filing.

In the event that the Entities were deemed to be a group pursuant to Rule 13d-5 (such status is disclaimed by the Filing Persons), upon conversion of all of the ACR Bonds held by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, the Entities would collectively own 1,210,766 shares of Common Stock, constituting 6.7% of the Common Stock.

                     EXHIBIT B - JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the common stock, par value $0.01 per share, of American Retirement Corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  January 22, 2001

                                       LB/HRC Bond Investors LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       LB/HRC Bond Investors II LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       LB Bond Investors LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       LB Bond Investors II LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       PAMI LLC


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory

                                       Property Asset Management Inc.


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       Lehman ALI Inc.


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       Lehman Brothers Holdings Inc.


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory


                                       Lehman Brothers Inc.


                                       By: /s/ Joseph J. Flannery
                                           -------------------------------
                                           Name:  Joseph J. Flannery
                                           Title: Authorized Signatory